

02 JAN 31 AM 8:12

UFJ Holdings, Inc

82-5769

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	January 31, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 1/31

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

January 31, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

January 31, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Draw Down of Capital Surplus and Legal Reserve of UFJ Bank Limited

We hereby announce that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings Inc., has today resolved at its board of directors' meeting to propose drawing down of capital surplus and legal reserve at its extraordinary general meeting of stockholders to be held on February 4, 2002.

1. Purpose of Draw Down

The purpose of the draw down is to keep sufficient retained earnings to take aggressive measures for resolution of problem loans and to facilitate capital raising hereafter.

2. Amount of Draw Down

From Capital Surplus : Yen 445,000 million
From Legal Reserve : Yen 184,609 million
(Equivalent amount will be held as retained earnings.)

3. Expected Schedule of Draw Down

(1) Resolution at the board of directors' meeting: January 31, 2002
(2) Resolution at an extraordinary general meeting of stockholders: February 4, 2002
(3) Date of effect: early in March (after the creditors' demurral period)